1LIFE HEALTHCARE, INC.

One Embarcadero Center, Suite 1900

San Francisco, CA 94111

January 28, 2020

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	William Mastrianna

Celeste Murphy

Tracey Houser

Mary Mast

RE:	1Life Healthcare, Inc.

Registration Statement on Form S-1

File No. 333-235792

Ladies and Gentlemen:

1Life Healthcare, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on January 30, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John McKenna and Milson Yu of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Milson Yu at (650) 843-5296.

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Very truly yours,

1LIFE HEALTHCARE, INC.

By:	/s/ Bjorn B. Thaler
Name:	Bjorn B. Thaler
Title:	Chief Financial Officer

cc:	Matthew B. Hemington, Cooley LLP

John T. McKenna, Cooley LLP

Milson C. Yu, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Donald K. Lang, Davis Polk & Wardwell LLP

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